Exhibit 99.2

Minefinders Corporation Ltd. Management’s Discussion and Analysis September 30, 2010

This discussion and analysis is for the three-month and nine-month periods ended September 30, 2010, with comparisons to 2009. Unless otherwise noted, all information is current to November 4, 2010, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the unaudited interim consolidated financial statements of Minefinders Corporation Ltd. (“Minefinders” or the “Company” or “we” or “our”) for the three-month and nine-month periods ended September 30, 2010 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including our Annual Information Form for the year ended December 31, 2009, is available on SEDAR at www.sedar.com.

Company Overview

Minefinders is engaged in precious metals mining and exploration. Commercial production of gold and silver commenced May 1, 2009 at our wholly-owned Dolores Mine in Mexico. Pre-commercial production commenced at Dolores in November 2008. The Dolores Mine has a well defined mineral deposit, estimated at December 31, 2008 to contain proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver with exploration upside and an initial open pit mine life of over 15 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit. The addition of a mill at Dolores is currently being evaluated.

Minefinders also has exploration properties in Mexico and the United States at various stages of advancement, including the pre-feasibility stage La Bolsa gold deposit containing over 316,000 ounces of gold and 4.5 million ounces of silver in proven and probable reserves, prospective silver targets at Planchas de Plata and Real Viejo and three new highly prospective properties, including the La Virginia gold and silver district, all in Sonora, Mexico.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE Amex (symbol MFN). Minefinders is also included in the S&P/TSX Global Gold Index and Global Mining Index, leading benchmarks for the global gold and mining industry sectors.

Q3 2010 Summary Results

Production

  Gold production of 7,447 ounces and silver production of 184,887 ounces in the third quarter of 2010.

  Sale of 8,070 ounces of gold and 202,800 ounces of silver at an operating cash cost of $743 per gold equivalent ounce sold in the third quarter of 2010.

Financial

  2010 third quarter sales proceeds of $13.6 million.

  2010 third quarter income from operations of $0.6 million.

  2010 third quarter net loss of $4.8 million, or $0.07 per share.

  2010 third quarter positive operating cash flow before changes in working capital of $1.4 million.

  Working capital of $45.8 million at September 30, 2010.

Exploration and Development

  Reported high-grade gold and silver intercepts encountered during drilling at the Dolores Mine South Extension target. Significant grades reported include 2.0 metre intervals assaying 73.24 grams per tonne ("gpt") gold and 4,986.7 gpt silver in hole DD-540, 41.76 gpt gold and 722.1 gpt silver in hole DD-522 and 9.57 gpt gold with 637.7 gpt silver in hole DD-518. On a gold equivalent ("Aueq") basis, using a silver to gold ratio of 60 to 1, these intervals represent 156.3 gpt Aueq, 53.8 gpt Aueq and 20.2 gpt Aueq, respectively.

  Reported the discovery of a gold and silver system at the Company’s La Virginia project. Assay results from the first nine drill holes include intervals of 2.0 metres assaying 12.17 gpt gold with 51.5gpt silver in hole LV 10-4C, and 1.1 metres of 5.75 gpt gold with 434.3 gpt silver in hole LV 10-8C. More widespread intercepts include 27.0 metres containing 1.01 gpt gold with 89.9 gpt silver in hole LV 10-7C.

  Reported the discovery of a new zone of mineralization at the Dolores Mine North Dome target. Drill intercepts in the North Dome deposit include wide intervals of disseminated and stockwork mineralization ranging from 25 to 80 metres in length with average gold equivalent grades of 0.8 to 1.2 gpt. Aueq estimates are based on a silver to gold ratio of 60 to 1.

  Reported results of an independently prepared pre-feasibility study assessing the construction of a mine at the Company’s La Bolsa project in Mexico which contemplates a conventional open-pit heap leach mine with two-stage crushing throughput of 8,500 tonnes per day and gold and silver recovery using a carbon absorption recovery system.

Outlook

2010 Production and Cash Costs

For the third quarter of 2010, the Company initially provided a production and sales forecast of between 27,500 and 30,000 ounces of gold and between 700,000 and 770,000 ounces of silver. Actual third quarter production was 7,447 ounces of gold and 184,887 ounces of silver. For the nine-month period ended September 30, 2010, the Company initially provided a production and sales forecast of between 63,500 and 70,000 ounces of gold and between 1,380,000 and 1,535,000 ounces of silver. Actual production during the nine-month period was 40,008 ounces of gold and 707,120 ounces of silver.

Production in the third quarter, with associated effect on the nine-month period, was significantly affected by the cessation of leaching of the majority of the phase 1 leach pad during Q3. As reported on August 4 and September 28, 2010, a tear was identified in the liner of the phase 1 leach pad during June this year. Remediation work commenced immediately thereafter and, as a result, leaching of a significant portion of the phase 1 leach pad was suspended pending repair of the tear. Remediation work was initially expected to be completed by the end of August 2010, however, significant rainfall in the Dolores region during the third quarter exacerbated the damage and necessitated the intermittent suspension of remediation activities as working conditions with respect to repairs had become unsafe. In mid-September, the Company implemented a revised remediation plan. The remediation work has negatively affected production of gold and silver in the third quarter and will also result in lower than planned metal production in the fourth quarter, now estimated to be between 11,000 and 12,000 ounces of gold and 500,000 and 600,000 ounces of silver. Total production for fiscal 2010 is now estimated at between 51,000 and 52,000 ounces of gold and 1.2 million and 1.3 million ounces of silver.

Management’s Discussion & Analysis	2	Minefinders Corporation Ltd.

The decrease in production is expected to be temporary as stacking to the recently constructed phase 2 leach pad is at full production levels and leaching of material on phase 2 began in mid-September. In addition, non-leached crushed material from the phase 1 pad is being moved to the phase 2 leach pad at approximately 5,000 tonnes per day in order to accelerate metal recovery. Grades stacked to the leach pad during the third quarter averaged 0.52 grams per tonne gold and 52.99 grams per tonne silver, which, on a gold equivalent basis, represents the highest grade material stacked during a quarter since operations commenced at Dolores. Grades have continued to increase subsequent to quarter end with average grades stacked to the phase 2 leach pad during October averaging 0.61 grams per tonne gold and 62.1 grams per tonne silver.

The phase 2 leach pad provides capacity for over three years of planned production. As the volume and duration of ore stacked on the phase 2 leach pad increases, production of gold and silver will increase. Fiscal 2011 gold and silver production is not expected to be significantly affected by the remediation work on the phase 1 leach pad.

All production from the Dolores Mine is unhedged. Operating cash cost per ounce is determined on a sales basis and excludes royalties. See the Non-GAAP Measure section on page 21 of this discussion and analysis for further discussion of operating cash costs.

Dolores Mine

Based on positive results from an independently prepared pre-feasibility study as reported by news release on April 8, 2010, Minefinders is progressing to a detailed feasibility study on the construction of a mill at the Dolores Mine. The mill would treat high-grade ore from the open pit, process additional underground ore and increase production capacity. In advancing the feasibility study, additional mill options will be reviewed and evaluated in the context of the economic considerations pertinent to the Company prior to a construction decision. These include scenarios with lower initial capital costs that both capture the high grade ore in the open pit and provide the infrastructure necessary to develop a new underground mine at Dolores in the future.

The current open-pit mine plan and Dolores Mine economics do not take into account significant high-grade gold mineralization that occurs below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies conducted in the preparation of the Dolores feasibility study have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. Expected heap-leach recoveries are 72.3% for gold and 50.8% for silver and, consequently, the higher recoveries from ore processed through a mill could have a positive effect on the long-term Dolores economics.

A drill program using one diamond core rig and one reverse-circulation rig is in progress at Dolores to investigate mineralized targets including expansion of the East Dike mineralization, extension of the mineralization south of the current open pit mine and mineralization beneath the open pit that could be mined from underground. Results to date have been reported by news release as they are available.

Management’s Discussion & Analysis	3	Minefinders Corporation Ltd.

La Bolsa Property

Minefinders reported by news release on July 7, 2010 results of a pre-feasibility study of the economic viability of a mine at the La Bolsa property. The results of the study are positive and the Company is assessing a number of options to realize value from the La Bolsa project. Options under consideration include, but are not limited to, progressing to feasibility and a production decision or the sale of the La Bolsa project.

Liquidity

At September 30, 2010, the Company had working capital of $45.8 million and long term debt of $76.3 million, consisting entirely of convertible notes. The Company meets its cash requirements from the net proceeds from the sale of gold and silver, working capital on hand and funds available through its revolving credit facility.

Estimated capital expenditures in 2010 total $29.5 million, of which $25.5 million has been spent to September 30, 2010, and consist primarily of planned leach pad expansion, pre-stripping activities and dam construction at the Dolores Mine.

Management acknowledges the recent volatility in gold and silver prices and the unprecedented disruptions in the credit and financial markets. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary.

In light of the current challenging financial market conditions, management is continuing the prudent measure of reviewing planned capital and exploration expenditures, current and expected operating cash flows and debt repayment schedules to preserve cash resources where possible.

Management’s Discussion & Analysis	4	Minefinders Corporation Ltd.

Summary Financial and Operating Performance

In millions, except ounces, per share amounts, total cash costs and average realized prices.

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009	(1)

Gold ounces sold	8,070	19,305	41,827	54,726
Silver ounces sold	202,800	349,248	729,597	992,161
Gold equivalent ounces sold(2)	11,170	24,689	53,076	69,545
Sales proceeds	$13.6	$24.1	$61.6	$66.2

Gold ounces produced	7,447	18,799	40,008	56,304
Silver ounces produced	184,887	318,818	707,120	1,021,253

Revenue	$13.6	$24.1	$61.6	$47.4
Net loss	4.8	0.7	6.0	8.6
Net loss per share	0.07	0.01	0.09	0.15
Cash flow provided by (used in) operating activities	(5.2)	3.2	2.0	0.1

Total cash cost per gold equivalent ounce sold(3)	779	616	669	558
Total cash cost per gold ounce sold, net of silver credit(3)	607	513	533	450

Average realized price per gold ounce sold	1,214	974	1,157	950

Average realized price per silver ounce sold	18.74	15.18	18.09	14.31

	Sept 30, 2010	June 30, 2010	March 31, 2010	December 31, 2010

Cash and cash equivalents	$7.9	$21.3	$26.8	$30.4
Working capital	45.8	50.9	50.9	53.0
Long-term debt	76.3	74.7	73.1	71.4
Shareholders’ equity	193.6	198.1	195.8	196.0

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009.
(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the third quarter and nine- month period of 2010 were estimated using a 65 to 1 silver to gold ratio and a 64 to 1 silver to gold ratio, respectively (2009 – 65 to 1 ratio and 67 to 1 ratio, respectively)

(3)	See the Non-GAAP Measure section on page 20.

Prior to the commencement of commercial production at the Dolores Mine, operating costs, net of incidental revenues, were capitalized as mine development costs. Accordingly, for the nine-month period ended September 30, 2009, $18.7 million in sales proceeds were recorded to mineral property, plant and equipment. In addition, operating costs incurred after the start of commercial production on May 1, 2009 were charged to operations and operating costs incurred prior to commercial production were capitalized to mineral property, plant and equipment.

Management’s Discussion & Analysis	5	Minefinders Corporation Ltd.

Selected Quarterly Information

The following table presents selected unaudited quarterly operating results for each of the last eight quarters:

In millions, except tonnes, grade, ounces and per share amounts.

	Sept 30, 2010	June 30, 2010	March 31, 2010	Dec 31, 2009	Sept 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008

Ore tonnes mined	1,261,412	1,868,877	1,183,221	1,433,644	1,280,402	1,844,948	1,814,154	1,299,077
Strip ratio (waste to ore) (1)	2.13	1.84	3.30	2.37	3.70	2.57	2.69	4.0

Ore tonnes stacked on the pad	1,127,834	1,567,534	1,438,121	1,620,289	1,278,791	1,373,935	1,272,577	962,420
Average gold grade per tonne stacked	0.52	0.45	0.37	0.61	0.67	0.76	0.79	0.45
Average silver grade per tonne stacked	52.99	36.01	20.90	18.00	18.07	20.77	27.08	24.56

Gold ounces produced	7,447	13,783	18,778	20,960	18,799	23,336	14,169	3,093
Silver ounces produced	184,887	277,147	245,086	296,992	318,878	419,946	282,429	57,378

Gold ounces sold	8,070	14,073	19,684	20,400	19,305	22,108	13,313	2,440
Silver ounces sold	202,800	266,129	260,668	293,560	349,248	369,532	273,381	42,800

Revenue	$13.6	$21.6	$26.4	$27.8	$24.1	$23.3	$-	$-
Operating costs	8.3	10.9	14.4	14.9	14.5	12.3	-	-
Income (loss) from operations	0.6	2.4	4.0	5.7	1.4	0.9	(3.0)	(3.9)
Net income (loss)	(4.8)	(0.9)	(0.3)	4.3	(0.7)	(1.8)	(6.2)	(9.0)
Income (loss) per share – basic and diluted	(0.07)	(0.01)	(0.00)	0.07	(0.01)	(0.03)	(0.10)	(0.18)

Cash flow provided by (used in) operating activities	(5.2)	1.5	5.0	4.2	3.2	2.5	(8.9)	(15.7)

Operating cash cost per gold equivalent ounce sold(2) (3)	743	597	609	593	587	527	472	-
Total cash cost per gold equivalent ounce sold(2) (3)	779	630	643	625	616	552	484	-

(1)	Excludes capitalized pre-stripping tonnes.
(2)	Cost per ounce has not been determined for 2008 as material sales of gold and silver had not yet commenced.
(3)	See the Non-GAAP Measure section on page 20.

Prior to May 1, 2009, the Company was not engaged in commercial operations at the Dolores Mine. Accordingly, variances in its quarterly results are not affected by sales or production-related factors prior to the second quarter of 2009. Prior to May 1, 2009, variances in results by quarter reflect overall corporate activity and factors which do not necessarily recur each quarter, such as charges for stock-based compensation when options are granted, interest income on fluctuating cash balances, and exploration drill programs.

Subsequent to the commencement of commercial production at the Dolores Mine, the Company’s quarterly income or loss from operations and cash flow from operations is largely driven by gold and silver production and sales, associated operating expenses and gold and silver prices.

Management’s Discussion & Analysis	6	Minefinders Corporation Ltd.

Quarterly gold and silver production is driven primarily by the trailing volume of, and gold and silver grades of, ore tonnes stacked on the leach pad. Recovery of gold and, more significantly due to substantially longer leach cycles, silver is also driven by the duration ore remains under leach. Due to the remediation work required on the phase 1 leach pad during the third quarter, leaching of a significant portion of pad was suspended and third quarter gold and silver production was negatively affected as a result.

Crusher Throughput

The Dolores mine plan is based on daily crushing and stacking throughput of 18,000 ore tonnes per day or approximately 1.6 million tonnes per quarter. Throughput has generally trended below plan from commencement of commercial production through the third quarter of 2010 due to fabrication issues with one of the three tertiary screens, certain bottlenecks identified in the circuit and, in the third quarter of 2010, remediation activities on the phase 1 leach pad which restricted pad space on which to stack ore. Repairs on the third tertiary screen were completed in June, 2010 and additional modifications were completed during the third quarter to eliminate the identified bottlenecks. Stacking to the phase 2 leach pad commenced in September and throughput is meeting planned rates.

Ore Grade

The Dolores life of mine reserve grade is 0.77 grams per tonne gold and 39.67 grams per tonne silver. However, the ore grade can vary significantly higher or lower on a bench-by-bench basis. This grade volatility can be mitigated in part over the life of the mine through selective mining of various ore grades across a number of open bench faces. The Company to date has been largely restricted in the areas in which it can mine with varying ore availability due to delays encountered in relocating the old Dolores Village and pre-stripping required to access ore in phases 2 and 3 of the open pit. As a result, gold and silver grades have fluctuated significantly quarter by quarter to date. With the village relocated and pre-stripping activities well advanced, ore availability has increased significantly and gold grade has been escalating monthly from the low grades experienced during the first quarter of 2010 with an average gold grade of over 0.52 grams per tonne stacked realized during the third quarter. Silver grades have also been generally increasing with advancing development of phase 2. Average silver grades in the third quarter of 2010 were the highest stacked to date with an average silver grade of over 52.99 grams per tonne stacked. On a gold-equivalent basis, the third quarter of 2010 saw the highest grade material stacked on the leach pads since the commencement of operations at the Dolores Mine.

Gold and Silver Recovery

Recovery of gold and silver from the leach pad is subject to the duration the ore is under leach. With respect to gold, the majority of recoverable gold ounces stacked on the leach pad are recovered over approximately three months of leaching. The silver leach cycle is substantially longer with the majority of recovery occurring over the course of approximately one year under leach. Refinement of the leach pad chemistry in the second quarter has resulted in more rapid silver recovery which, in combination with increasing grades and throughput, is expected to result in increasing silver production. However, gold and silver recovery was limited during the third quarter as a result of reduced leaching due to the tear in the liner of the phase 1 leach pad.

Operating Expenses

Operating expenses reflect the mining, processing and general and administration expenses incurred in the production of gold and silver. The majority of these costs are represented by mine site payroll and contracts for services such as equipment maintenance. Consumption materials such as fuel, reagents and spares make up the remaining balance. Gross costs before inventory adjustments remain relatively consistent on a quarter by quarter basis with the cost per gold equivalent ounce produced varying based on sales during the period. The Company believes there are cost saving opportunities that can be realized and is working to reduce gross operating costs going forward.

Management’s Discussion & Analysis	7	Minefinders Corporation Ltd.

Gold and Silver Prices

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, fluctuation of the United States dollar against other major currencies and certain other factors. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations. The Company does not engage in any hedging to reduce its exposure to commodity risk.

Gold and silver prices below are the afternoon fix as published by the London Bullion Market Association:

		Sept 30, 2010	June 30, 2010	Mar 31, 2010	Dec 31, 2009	Sept 30, 2009

Gold	End of quarter	$1,307.00	$1,244.00	$1,115.50	$1,087.50	$995.75
	Quarter high	1,307.50	1,256.00	1,153.00	1,212.50	1,018.50
	Quarter low	1,158.00	1,123.50	1,058.00	1,003.50	908.50
	Average	1,226.79	1,196.74	1,109.12	1,099.63	960.00

Silver	End of quarter	22.07	18.74	17.50	16.99	16.45
	Quarter high	22.07	19.64	18.84	19.18	17.38
	Quarter low	17.55	17.36	15.14	16.21	12.47
	Average	18.96	18.33	16.93	17.57	14.69

Production Results

Production Summary

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009	(1)

Gold ounces produced	7,447	18,799	40,008	56,304
Silver ounces produced	184,887	318,878	707,120	1,021,253

Ore tonnes mined	1,261,412	1,280,402	4,313,510	4,939,504
Waste tonnes mined (2)	2,686,941	4,749,709	10,022,224	14,379,321
Total tonnes mined(2)	3,948,353	6,030,111	14,335,734	19,318,825
Strip ratio (waste to ore)(2)	2.13	3.70	2.32	2.91

Ore tonnes stockpiled (removed from stockpile)	141,682	(14,620)	160,505	979,263

Ore tonnes stacked on the pad	1,127,834	1,278,791	4,133,489	3,925,303
Average gold grade per tonne stacked(3)	0.52	0.67	0.44	0.74
Average silver grade per tonne stacked(3)	52.99	18.07	35.39	21.93

Management’s Discussion & Analysis	8	Minefinders Corporation Ltd.

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009.
(2)	Excludes 2,405,701 (2009 – nil) capitalized pre-stripping tonnes mined during the three-month period and 6,478,562 (2009 – nil) capitalized pre-stripping tonnes mined during the nine-month period.
(3)	Grams per tonne.

Gold and silver production decreased in the third quarter of 2010 and for the nine-month period as compared to the third quarter and nine-month period of 2009 primarily due to remediation work on a tear in the leach pad liner which required cessation of leaching on affected areas of the leach pad during the second and third quarters and also due to lower average ore grades stacked to the leach pad in preceding quarters, particularly with respect to gold. These factors were partially offset by an increase in total tonnes under leach during most of the 2010 nine-month period as compared to the 2009 three and nine-month periods, increasing crusher throughput and increasing gold and, more significantly, silver grades stacked during the course of the second and third quarter of 2010.

Ore tonnes crushed and stacked averaged approximately 12,200 tonnes per day during the third quarter of 2010, down from approximately 14,000 tonnes per day in the third quarter of 2009. For the nine-month period, crusher throughput averaged approximately 15,200 tonnes per day in 2010, up from approximately 14,400 tonnes per day in 2009. The third quarter and nine-month period throughput are 68% and 84%, respectively, of the life of mine planned average ore throughput of 18,000 tonnes per day. Maintenance activities undertaken during the second quarter of 2010, including repair of the tertiary screen, have reduced bottlenecks in the circuit and the crusher is now running at planned rates. However, during the third quarter of 2010, remediation activities on the phase 1 leach pad prior to completion of construction of the phase 2 leach pad restricted pad space on which to stack ore and necessitated reduced crusher throughput.

Gold and silver grades of ore stacked to the leach pad averaged 0.52 grams per tonne and 52.99 grams per tonne, respectively, for the third quarter of 2010 as compared to 0.67 grams per tonne and 18.07 grams per tonne in the third quarter of 2009. For the nine-month period, gold and silver grades of ore stacked to the leach pad averaged 0.44 grams per tonne and 35.39 grams per tonne, respectively, compared to 0.74 grams per tonne 21.93 grams per tonne in 2009. Gold and silver grades varied from the prior year primarily due to sequencing in the open pit. During the first quarter, lower grade stockpiled tonnes were processed to supplement the deficit in mined ore tonnes realized from the initial benches in phase 2 of the open pit where there is a higher initial strip ratio. Average gold and silver grades stacked to the leach pad increased 39% and 154% and 15% and 47%, respectively, during the third quarter of 2010 as compared to the first and second quarters of 2010 with further advancement into phase 2 and increased ore availability in the pit.

Management’s Discussion & Analysis	9	Minefinders Corporation Ltd.

Financial Results

Financial results comparing the three-month and nine-month periods of 2010 to the three-month and nine-month periods of 2009 are as follows:

Sales and Operating Costs Summary

In millions, except ounces, operating cash costs and total cash costs.

	Three months ended Sept 30,		Nine months ended Sept 30,
	2010	2009	2010	2009	(1)

Gold ounces sold	8,070	19,305	41,827	54,726
Silver ounces sold	202,800	349,248	729,597	992,161
Gold equivalent ounces sold(2)	11,170	24,689	53,076	69,545

Gold sales proceeds	$9.8	18.8	48.4	52.0
Silver sales proceeds	3.8	5.3	13.2	14.2
Total sales proceeds	13.6	24.1	61.6	66.2

Revenue	13.6	24.1	61.6	47.4
Operating costs	8.3	14.5	33.6	26.8
Royalties	0.4	0.7	1.9	1.4

Operating cash cost per gold equivalent ounce sold(3)	743	587	633	535
Total cash cost per gold equivalent ounce sold(3)	779	616	669	558
Operating cash cost per gold ounce, net of silver credit(3)	558	477	488	420
Total cash cost per gold ounce, net of silver credit(3)	607	513	533	450

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009.
(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the third quarter and nine- month period of 2010 were estimated using a 65 to 1 silver to gold ratio and a 64 to 1 silver to gold ratio, respectively (2009 – 65 to 1 ratio and 67 to 1 ratio, respectively)

(3)	See the Non-GAAP Measure section on page 20.

Revenue

Revenue recorded to the statement of operations for the three-month and nine-month periods ended September 30, 2010 is attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No revenue was recorded to the statement of operations for periods prior to May 1, 2009.

Revenue in the third quarter of 2010 resulted from the sale of 8,070 ounces of gold and 202,800 ounces of silver at realized prices of $1,214 per ounce of gold and $18.74 per ounce of silver. Revenue for the nine-month period resulted from the sale of 41,827 ounces of gold and 729,597 ounces of silver at realized prices of $1,157 per ounce of gold and $18.09 per ounce of silver.

Management’s Discussion & Analysis	10	Minefinders Corporation Ltd.

Operating Expenses

In millions, per tonne amounts.

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009	(1)

Total mining costs(2)	$6.1	6.6	19.4	19.5
Total processing costs	5.4	5.2	16.4	15.1
Total mine general and administrative costs	3.8	3.6	10.4	9.3
Change in inventory	(7.0)	(0.9)	(12.6)	(6.7)
Total operating expenses	8.3	14.5	33.6	37.2

Mining cost per tonne mined (ore and waste)	1.54	1.09	1.35	1.01
Mining cost per ore tonne mined	4.84	5.15	4.50	3.95
Mining cost per ore tonne stacked	5.41	5.16	4.69	4.97
Processing cost per ore tonne stacked	4.79	4.07	3.97	3.85
Mine general and administrative cost per ore tonne stacked	3.37	2.82	2.52	2.37
Total period cost per ore tonne stacked	13.57	12.05	11.18	11.19

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009.
(2)	Excludes capitalized pre-stripping costs of $3.7 million in the three-month period (2009 – nil) and $8.9 million in the nine- month period (2009 – nil)

Operating expenses recorded to the statement of operations for the three-month and nine-month periods ended September 30, 2010 represent operating expenses attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No operating costs were recorded to the statement of operations for periods prior to May 1, 2009.

In the three-month and nine-month periods ended September 30, 2010, mining cost per tonne of ore and waste mined was $1.54 and $1.35, respectively, compared with $1.09 and $1.01 for the same periods in 2009. Mining costs in aggregate are consistent with the Company’s expectation for the third quarter and for the nine-month period. The increase in mining cost per tonne compared with 2009 is attributable to increasing maintenance costs as mining equipment reached usage levels requiring more comprehensive maintenance, stockpile re-handle costs and longer hauls as mining transitions to the central area of the open pit. The mining cost per ore tonne mined was $4.84 in the third quarter and $4.50 in the nine-month period, compared with $5.15 and $3.95 for the same periods in 2009. The decrease in the third quarter as compared to the prior year is due to a lower strip ratio partially offset by higher per tonne mining costs. The increase for the nine-month period of 2010 as compared to 2009 is due to higher per tonne mining costs partially offset by a lower strip ratio.

Processing costs include operating and maintenance costs associated with the crushing, stacking, and leaching of ore and gold and silver recovery in the Merrill Crowe plant. Processing cost per tonne of ore stacked was $4.79 in the third quarter of 2010 compared to $4.07 for the third quarter of 2009. Processing cost per tonne of ore stacked was $3.97 for the nine-month period of 2010 compared to $3.85 in 2009.

Management’s Discussion & Analysis	11	Minefinders Corporation Ltd.

Processing costs in aggregate are relatively consistent with the Company’s expectation for the third quarter and for the nine-month period with the exception of approximately $0.5 million in incremental costs incurred during the third quarter on remediation activities on the phase 1 leach pad. Processing costs per tonne stacked in the third quarter increased as compared to 2009 due to fewer tonnes stacked and higher gross processing costs. Processing cost per tonne stacked in 2010 was positively affected by higher crusher throughput as compared to the same period in 2009 slightly offset by higher gross processing costs.

In the third quarter and nine-month period of 2010, mine general and administrative cost per tonne of ore stacked was $3.37 and $2.52 respectively, compared with $2.82 and $2.37 for the same periods in 2009. Mine general and administrative costs in aggregate exceeded the Company’s expectation for the third quarter and for the nine-month period with the higher general and administrative costs for the nine-month period of 2010 being partially offset by the higher crusher throughput in 2010. The Company is working toward a sustainable reduction in gross general and administrative costs.

The change in inventory charged to operations represents the net effect of additions to ore stockpiles, work in process and finished goods inventory less inventory processed during the period.

Cash operating cost per gold equivalent ounce sold was $743 in the third quarter of 2010 compared with $587 for the third quarter of 2009. Cash operating cost per gold equivalent ounce sold was $633 for the nine-month period compared with $535 for the same period in 2009. Operating cash cost per ounce was negatively affected in the third quarter by the lower gold and silver production due to the reduced leaching of the phase 1 pad during the quarter. Operating cash cost is expected to decrease going forward as production from the phase 2 leach pad increases.

Royalties

Production from the Dolores Mine is subject to underlying net smelter return royalties totalling 3.25% on gold and 2% on silver. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009 on the commencement of commercial production at the Dolores Mine. For the second quarter and nine-month period, royalties totaled $0.4 million and $1.9 million, respectively, compared with $0.7 million and $1.6 million for the same periods in 2009. Royalties in the first quarter of 2009 were capitalized to mineral property, plant and equipment in compliance with the Company’s accounting policy.

Royalties represent a cash cost of $36 per gold equivalent ounce sold during the third quarter of 2010, and $36 per gold equivalent ounce sold during the nine-month period ended September 30, 2010.

Amortization and Depletion

Amortization and depletion for the third quarter decreased to $1.7 million in 2010 from $3.6 million in 2009. For the nine-month period, amortization and depletion increased to $7.8 million from $6.9 million in 2009. The decrease in the third quarter is due to lower production as compared to the same period in the prior year. The increase in the nine-month period is due to the commencement of commercial production at the Dolores Mine with the applicable amortization and depletion of property, plant and equipment being charged to operations in 2010, whereas these assets were not amortized in 2009 until the commencement of commercial production in May, 2009.

Management’s Discussion & Analysis	12	Minefinders Corporation Ltd.

Accretion of Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during mine construction and operation. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to September 30, 2010 to be $4.3 million. Accretion expense, which represents the increase in the asset retirement obligation liability due to the passage of time, was $0.1 million and $0.2 million, respectively, for the three-month and nine-month periods ended September 30, 2010 as compared a negligible amount in the third quarter of 2009 and $0.1 million for the nine-month period.

Exploration

Exploration expense was $0.9 million in the third quarter of 2010, down from $1.7 million in 2009. Exploration expense was $3.6 million in the nine-month period of 2010, up from $3.2 million in 2009. Exploration drilling in 2010 has been focused on the La Bolsa property and the assessment of the viability and projected returns from construction of a mining operation at La Bolsa. Results from the pre-feasibility study on the La Bolsa property were reported in July, 2010.

The Company also conducted work at the La Virginia property during 2010 focused initially on further development of a drilling and testing program during the first quarter with drilling commencing during the second quarter of 2010. During the third quarter, the Company reported initial drilling results from the ongoing drill program at La Virgina.

Corporate Administration

Corporate administration expense for the third quarter and nine-month period was $1.4 million and $4.9 million, respectively, in 2010, compared with $2.1 million and $6.1 million for the same periods in 2009. The decrease in 2010 is primarily due to lower legal costs as compared to the same periods in 2009. Legal costs in the third quarter and nine-month period of 2010 were $0.1 million and $0.4 million, respectively as compared to $0.9 million and $1.7 million, respectively, in 2009. Legal costs in 2009 relate primarily to a binding arbitration process that was settled in October, 2009. Corporate administration costs include corporate compensation, legal and regulatory expenses, investor relations, travel and other general and administrative expenses.

Interest and Other Income

Interest income for the third quarter and nine-month period was $0.0 million and $0.1 million, respectively, in 2010 compared with $0.0 million and $0.2 million for the same periods in 2009. The decrease is primarily a result of lower interest received on value added tax recovered in Mexico.

Interest Expense and Financing Fees

Interest is paid on the 4.5% convertible notes issued in October of 2006 and the balance, if any, outstanding on the revolving credit facility with Scotia Capital. In the third quarter of 2010, $1.1 million in interest expense and financing fees were incurred, compared with $1.4 million in 2009. For the nine-month period, $3.2 in interest expense and financing fees were incurred, compared with $4.4 million for the same period in 2009. The decrease is a result of having no interest expense in 2010 on the revolving credit facility as no amounts were outstanding under the facility during 2010 to September 30, 2010.

Management’s Discussion & Analysis	13	Minefinders Corporation Ltd.

Accretion of Convertible Note Discount

The Company has unsecured senior convertible notes outstanding with a face value of $85 million with an interest rate of 4.5% maturing on December 15, 2011 (the “Notes”). The Notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($27.4 million) which is classified as an equity component. As a result, the recorded liability to repay the Notes is lower than its face value. The difference between the carrying value and the face value of $8.7 million, characterized as the note discount, is charged to operations and added to the liability over the term of the notes using the effective interest rate of 14.26%. Accretion of the convertible note discount was $1.6 million and $4.9 million for the third quarter and nine-month period ended September 30, 2010, compared with $1.5 million and $4.5 million for the same periods in 2009.

Foreign Exchange Gain and Loss

Minefinders recorded a negligible foreign exchange gain in the third quarter of 2010, compared with a gain of $0.8 million in the third quarter of 2009. A foreign exchange loss of $0.1 million was recorded in the nine-month period of 2010, compared with a gain of $0.7 million in the same period in 2009. The foreign exchange loss in 2010 primarily resulted from the decreasing value of the Mexican pesos against the US dollar applicable to the Company’s receivable balances in Mexico.

Income Taxes

Future income tax expense in the third quarter was $2.7 million, up from nil tax expense in the third quarter of 2009. Future income tax expense in the nine-month period was $4.8 million, compared with nil tax expense in 2009. The increase in future income tax expense is due to the increase in the future tax liability as the Company utilizes loss carry forwards on taxable income earned in Mexico related to the Dolores Mine. Current taxes in the third quarter and nine-month period are $0.0 and $0.1, respectively, and relate to income earned and taxed in Barbados.

Capital Resources and Liquidity

Working Capital

At September 30, 2010, the Company had $7.9 million in cash and cash equivalents, down from $30.4 million as at December 31, 2009 and working capital of $45.8 million down from $53.0 million as at December 31, 2009. The primary reason for the decrease in working capital was the level of expenditures incurred during the period on property, plant and equipment at the Dolores mine, exploration activities and corporate administration, partially offset by cash flow from the sale of gold and silver.

Accounts receivable as at September 30, 2010 totalled $6.6 million, up from $4.2 million as at December 31, 2009. Of the September 30, 2010 receivables, $6.0 million represents value added tax (“VAT”) paid by Minefinders on goods and services in Mexico and is refundable from the Mexican tax authorities. Subsequent to September 30, 2010, $1.0 million of VAT was received from the Mexican tax authorities.

Inventory as at September 30, 2010 totalled $40.9 million, up from $25.8 million as at December 31, 2009. Inventory is comprised of supplies, ore stockpiles, work in process and finished goods. Work in process is the most significant component of inventory and includes crushed ore, ore on leach pads and material in the final process of conversion to doré. Work in process as at September 30, 2010 totalled $34.3 million, up from $18.5 million as at December 31, 2009. Work in process inventory includes 23,878 ounces of recoverable gold and 2,243,806 ounces of recoverable silver, up from 22,867 ounces and 875,138 ounces, respectively, at December 31, 2009. The increase in work in process inventory is attributable to the tear in the liner of the phase 1 leach pad which restricted recovery of metals stacked prior to and throughout the Q3 period until stacking and leaching on the phase 2 pad commenced. The increase in work in process inventory also reflects a higher average cost per gold equivalent ounce stacked during 2010 resulting from lower grade ore and higher average mining and processing costs.

Management’s Discussion & Analysis	14	Minefinders Corporation Ltd.

Cash Flow

Operating cash flow before changes in working capital in the third quarter of 2010 decreased to $1.4 million, compared with $3.8 million in 2009. Operating cash flow before changes in working capital for the nine-month period of 2010 increased to $14.3 million, compared with $5.3 million in 2009. The increase for the nine-month period is due to the proceeds of gold and silver sales, net of cash operating costs, contributing positively to operating cash flow in 2010. Operating cash flow in the third quarter was negatively affected by lower gold and silver sales due to the remediation activities on the phase 1 leach pad.

Cash flow used by operations after changes in working capital in the third quarter of 2010 was $5.2 million, compared with cash flow provided by operations of $3.2 million in 2009. Cash flow provided by operations after changes in working capital for the nine-month period of 2010 increased to $2.0 million, compared with cash flow provided by operations of $0.1 million in 2009. See page 23 for a reconciliation of operating cash flow before changes in working capital to cash flow provided by or used in operations after changes in working capital.

Cash flow used in investing activities was $8.3 million in the third quarter of 2010 as compared to $2.8 million in 2009. Investing cash flows in 2010 were primarily directed at investments in the leach pad expansion, bypass road construction, and pre-stripping activities in the open pit. In 2009, investments in mineral property, plant and equipment were offset by pre-commercial production sales proceeds.

Cash flow used in investing activities was $25.5 million in the nine-month period in 2010 as compared with $1.2 million in the same period of 2009. The increase is due to the offsetting pre-commercial production sales proceeds in 2009.

Cash flows from financing activities in the third quarter of 2010 provided $0.1 million compared to $51.2 million provided by financing activities in the same period of 2009. Cash flows from financing activities in the nine-month period of 2010 provided $0.9 million compared to $47.7 million in 2009. In 2009, the Company received proceeds from the issuance of common shares as a result of an equity offering and also repaid a portion of its revolving credit facility.

Long-Term Debt

At September 30, 2010 no amount was outstanding on the $50 million credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). At November 4, 2010, $10 million was outstanding on the credit facility.

At September 30, 2010, the Company had unsecured senior convertible notes outstanding with a face value of $85 million and an interest rate of 4.5% maturing on December 15, 2011 (the “2011 Notes”) convertible at a rate of 91.9118 shares per $1,000 principal amount of notes, subject to adjustment, into 7,812,500 common shares of the Company.

Management’s Discussion & Analysis	15	Minefinders Corporation Ltd.

Subsequent to September 30, 2010, the Company completed the purchase and cancellation of an aggregate of $32.9 million of the principal due under the 2011 Notes. In consideration for the purchased notes, the Company issued new 4.50% convertible senior notes, due December 15, 2015 (the “New Notes”), in the aggregate principal amount of $36.2 million. Interest on the New Notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2011. The notes are convertible into common shares at approximately $11.97 per share. A total of 3,027,152 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, the Company has the option to settle all or a portion of the obligation in cash in respect of both the 2011 Notes and the New Notes.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at September 30, 2010 is as follows:

		Payments Due by Period (in millions)
Contractual Obligations	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt obligations (1)	$90.8	$3.8	$87.0	$-	$-
Operating leases (2)	0.3	0.1	0.2	-	-
Asset retirement obligation (3)	11.1	-	-	-	11.1

Total	$102.2	$3.9	$87.2	$-	$11.1

(1)

In October 2006, the Company issued $85 million in convertible notes due in December 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually. Subsequent to September 30, 2010, the Company completed the purchase and cancellation of an aggregate of $32.9 million of the principal due under the 2011 Notes. In consideration for the purchased notes, the Company issued new 4.50% convertible senior notes, due December 15, 2015 (the “New Notes”), in the aggregate principal amount of $36.2 million. This transaction is not reflected in the above table.

(2)	Includes existing leases without extensions.
(3)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

Share Capital Transactions

During the third quarter of 2010, 55,737 shares of the Company were issued on the exercise of stock options and warrants (2009 – 6,203,500 shares which includes shares issued pursuant to an equity financing) for net proceeds of $0.1 million (2009 - $56.7 million). In the nine-month period, 237,374 shares (2009 – 6,409,576 shares which includes shares issued pursuant to an equity financing) of the Company were issued on the exercise of stock options and warrants for proceeds of $0.9 million (2009 -$57.8 million).

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance, if any, outstanding on the revolving credit facility.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, interest rate risk, and commodity price risk.

Management’s Discussion & Analysis	16	Minefinders Corporation Ltd.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At September 30, 2010, the Company has not entered into any derivative contracts. At September 30, 2010 the Company had $6.4 million in US dollar denominated bank deposits, US$1.1 million in Canadian dollar denominated bank deposits and US$0.4 million in Mexican peso denominated bank deposits.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility, if any, is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. Proceeds from the sale of gold and silver are directly affected by the price of gold and silver.

Outstanding Share Data

As at November 4, 2010 there were:

  66,010,406 common shares issued and outstanding

  82.0 million common shares fully diluted, including:

    3,570,000 stock options outstanding with exercise prices ranging between CDN$8.76 and CDN$12.46 per share, all of which are vested;

    4,598,350 share purchase warrants outstanding with an exercise price of CDN$5.00 per share, all of which are vested; and

    4,784,833 common shares that can be converted from convertible notes totalling $52.1 million. The notes are convertible at a rate of 91.9118 common shares per $1,000 principal amount of notes equal to $10.88 per share, subject to adjustment.

    3,027,152 common shares that can be converted from convertible notes totalling $36.2 million. The notes are convertible at a rate of 83.5422 common shares per $1,000 principal amount of notes equal to $11.97 per share, subject to adjustment.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 10 to the Financial Statements).

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Management’s Discussion & Analysis	17	Minefinders Corporation Ltd.

Changes in Accounting Policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP will affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also affect business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company’s conversion plan consists of four primary stages including planning, assessment, design and implementation with periodic meetings with the Audit Committee to report progress and findings. The planning stage has been completed and included identifying and mobilizing the necessary resources, both internal and external, to execute the plan, establishing a conversion timeline and conducting a high level analysis of the differences between Canadian GAAP and IFRS that may be significant to the Company’s reported financial position and results of operations. The assessment stage includes conducting a detailed assessment of the effect of the transition to IFRS on financial reporting, systems and business activities. This assessment, with the assistance of external advisors, has been completed. Also as part of the assessment stage, the Company assessed the available elections under IFRS 1 to determine the effect of each election on the Company. The Company has commenced the design stage which includes quantifying the effects of the anticipated changes to the financial reporting on the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. The implementation stage is proceeding concurrently and includes preparing draft IFRS compliant model financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting.

The Company has identified the areas noted below as those expected to have the most significant impact on the financial statements. These areas do not represent a complete list of expected changes. As the implementation stage progresses, and as changes to Canadian GAAP and IFRS standards may occur prior to the changeover date, the differences and impacts described below are be subject to change.

First time adoption

The Company’s adoption of IFRS will require the application of IFRS 1 First-time adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the transition date retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following represent the expected optional exemptions that the Company expects to apply:

Borrowing costs – IFRS 1 permits the Company to apply IAS 23 Borrowing Costs prospectively from the transition date rather than retrospectively restate borrowing costs previously capitalized to comply with IFRS requirements to capitalize borrowing costs for qualifying assets. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition.

Management’s Discussion & Analysis	18	Minefinders Corporation Ltd.

Share-based payments – IFRS 1 permits the Company to apply IFRS 2 Share-based payments only to awards granted on or after the transition date. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition.

Warrants

Under IFRS, warrants denominated in a currency other than the functional currency of the issuers must be classified as liabilities and recognized at fair value with changes in fair value through profit or loss. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency of the Company is the US dollar, therefore the warrants will be recognized as a liability with the fair value changes through profit or loss.

Mineral property, plant and equipment

IFRS requires entities to componentize all assets and record amortization on a component-by-component basis. The Company is currently completing an assessment on all long-lived assets for their major components in order to determine if a difference will exist between current Canadian GAAP values and IFRS values.

Convertible notes

Under IFRS, the issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. Subsequent to initial recognition, the derivative component is remeasured at fair value at each balance sheet date. The Company has the option to settle in cash upon conversion of the outstanding convertible notes. Accordingly, the Company expects to record an opening IFRS balance sheet adjustment to account for the convertible debt as a liability with an embedded derivative component measured at fair value as at the balance sheet date.

Deferred income taxes

There are a number of potential differences in the calculation of deferred income taxes under IFRS compared with Canadian GAAP. The Company is currently completing an assessment of the deferred income taxes under IFRS and expects to complete this assessment by the end of this year.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads, and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write down the recorded value of work in process inventory.

Management’s Discussion & Analysis	19	Minefinders Corporation Ltd.

As reported on August 4 and September 28, 2010, a tear was identified in the phase 1 leach pad liner during June this year. Remediation work commenced immediately thereafter and, as a result, leaching of a significant portion of the phase 1 leach pad was suspended pending repair of the tear. The remediation work has negatively affected production of gold and silver in the third quarter and is also expected to result in lower than planned metal production in the fourth quarter. Management expects that recoverable gold and silver on the phase 1 leach pad will be recovered near-term through the transfer of non-irrigated ore from the phase 1 pad to the phase 2 pad for leaching and then by commencement of leaching on the phase 1 pad on completion of remediation activities. Accordingly, no write-down of the recorded value of work in process inventory has been recorded at September 30, 2010. However, a write-down may become necessary if the expected recovery of the gold and silver on the phase 1 pad proves to be inaccurate.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes. The equity component, representing the fair value of the conversion feature, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion feature and it is not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the value of stock option compensation. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is an estimate and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

Management’s Discussion & Analysis	20	Minefinders Corporation Ltd.

The Company records future income taxes using the asset and liability method. The Company’s future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as the losses carried forward. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefit of the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. This discussion and analysis includes non-GAAP performance measures of “operating cash cost per ounce”, “total cash cost per ounce”, and “operating cash flow before changes in working capital”. These non-GAAP financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-GAAP measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce.

Management’s Discussion & Analysis	21	Minefinders Corporation Ltd.

Reconciliation of Operating and Total Cash Costs to Financial Statements

		Three months ended September 30,		Nine months ended September 30,
		2010	2009	2010	2009

Operating Cash Costs

	Operating costs per financial statements	8.3	14.5	33.6	26.8
Add	Pre-commercial operating costs capitalized to mineral property plant and equipment	0.0	0.0	0.0	10.4

	Total period operating cash costs	8.3	14.5	33.6	37.2
Divided by	Gold equivalent ounces sold	11,170	24,689	53,076	69,545

	Operating cash cost per gold equivalent ounce sold	743	587	633	535

Total Cash Costs
	Total period operating cash costs	8.3	14.5	33.6	37.2
Add	Royalties	0.4	0.7	1.9	1.4
Add	Pre-commercial royalties capitalized to mineral property, plant and equipment	0.0	0.0	0.0	0.2
	Total cash costs	8.7	15.2	35.5	38.8
Divided by	Gold equivalent ounces sold	11,170	24,689	53,076	69,545

	Total cash cost per gold equivalent ounce sold	779	616	669	558

Operating Cash Costs, Net of Silver Credit
	Total period operating cash costs	8.3	14.5	33.6	37.2
Less	Proceeds from silver sales	(3.8)	(5.3)	(13.2)	(14.2)
	Total period operating cash costs, net of silver sales	4.5	9.2	20.4	23.0
Divided by	Gold ounces sold	8,070	19,305	41,827	54,726

	Operating cash cost per gold ounce sold	558	477	488	420

Total Cash Costs, Net of Silver Credit
	Total cash costs	8.7	15.2	35.5	38.8
Less	Proceeds from silver sales	(3.8)	(5.3)	(13.2)	(14.2)
	Total cash costs, net of silver sales	4.9	9.9	22.3	24.6
Divided by	Gold ounces sold	8,070	19,305	41,827	54,726

	Total cash cost per gold ounce sold	607	513	533	450

The Company uses operating cash flow before changes in working capital as a supplemental financial measure in its evaluation of liquidity. The Company believes that adjusting for the changes in non-cash working capital items due to timing issues assists in making liquidity assessments.

Management’s Discussion & Analysis	22	Minefinders Corporation Ltd.

Reconciliation of Operating Cash Flow Before Changes in Working Capital to Financial Statements

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Operating cash flow before changes in working capital	1,431	3,789	14,322	5,260
Change in non-cash working capital balances:
Accounts receivable	1,345	(212)	(2,379)	1,337
Inventory	(7,005)	(1,281)	(11,489)	(8,941)
Prepaid expenses	(802)	(591)	659	(282)

Accounts payable and accrued liabilities	(169)	1,543	913	2,763

Cash provided by (used in) operations	(5,200)	3,248	2,026	137

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

There were no related party transactions during the three or nine months ended September 30, 2010.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the period ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Discussion & Analysis	23	Minefinders Corporation Ltd.

Forward Looking Statements

This discussion and analysis contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2009 which is incorporated by reference herein and available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward-looking statements that are incorporated by reference, except in accordance with applicable securities laws.

The Company is a precious metals mining and exploration compan

Risks and Uncertainties

y and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties with the operation of the Dolores Mine, including protests and blockades of the mine; the availability of, and volatility of costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Management’s Discussion & Analysis	24	Minefinders Corporation Ltd.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Management’s Discussion & Analysis	25	Minefinders Corporation Ltd.